[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 16, 2013

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund
(File Nos. 811-22715 and 333-182157)

Dear Ms. Browning:

Thank you for your telephonic comments, received April 10, 2013, regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) filed by Guggenheim Credit Allocation Fund (formerly known as Guggenheim Dynamic Opportunities Fund) (the “Fund”) on March 11, 2013. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since Pre-Effective Amendment No. 1 to the Registration Statement.

1.            Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the Registration Statement, it should furnish a letter, at the time of such request, acknowledging that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Fund notes the comment.

2.             Revise disclosure to clarify legal references in the Registration Statement. Within the Prospectus, such explanations should be stated in plain English.

    The Fund has revised disclosure as requested to clarify references to legal authority throughout the Registration Statement.

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April 16, 2013

3.            Revise disclosure to eliminate open-ended statements that imply that all strategies that may be employed by the Fund and all risks associated with an investment in the Fund are not specifically disclosed. Please revise the Registration Statement to disclose all material investments and risks.

    The Fund has reviewed disclosure throughout the Prospectus and revised open-ended statements where appropriate.

The Fund supplementally confirms to the staff that, as required by Item 8(2) of Form N-2, all “types of securities” and the “significant investment practices or techniques” that the Fund currently anticipates investing in or employing are described in the Registration Statement and, as required by Item 8(3) of Form N-2, the “principal risk factors associated with investment in the Registrant specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Registrant’s” are described in the Registration Statement.

4.            Revise disclosure to include the definition of each defined term at its first use. Specifically, we note that the term “Managed Assets” is used on the cover page of the Prospectus, but not defined.

The Fund has revised disclosure to include the definition of all defined terms at their first use.

5.            Disclose on the cover page of the Prospectus that the Fund intends to use leverage and the risks associated with leverage.

The Fund has added the requested disclosure.

6.            In accordance with Rule 35d-1, express the Fund’s 80% policy as a percentage of net assets plus borrowings for investment purposes.

The Fund has revised the policy as requested.

7.            Confirm that the 80% policy is stated to include all securities that the Fund intends to count for purposes of such policy.

The Fund confirms that the 80% policy is drafted in order to include all securities that the Fund intends to count for purposes of such policy. The Fund will invest at least 80% of its net assets plus borrowings for investment purposes in “credit securities.” The Fund defines credit securities as “fixed-income securities, debt instruments, loans and investments with similar economic characteristics.” Within that general definition of “credit securities,” the particular types of credit securities in which the Fund intends to invest are disclosed in the Prospectus. As explicitly disclosed in the Prospectus, to the extent that the Fund invests in synthetic investments with economic characteristics similar to credit securities or in other investment companies that have a policy of investing at least 80% of

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April 16, 2013

their assets in one or more types of credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s policy of investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in credit securities.

8.            Disclose the types of issuers of credit securities in which the Fund may invest. Specifically, as the Fund may invest in securities of foreign issuers (including emerging market issuers), would such issuers be included within the Fund’s 80% policy. If so, clarify that fact and disclose the associated risks on the cover page of the Prospectus.

The Fund has added disclosure to the Prospectus Summary and the body of the Prospectus to discuss the types of issuers of credit securities in which the Fund may invest. Credit securities of foreign issuers would be included as credit securities for purposes of the Fund’s 80% policy, and the Fund has revised disclosure to clarify that point. The Fund notes that the cover page of the Prospectus includes a statement that “[t]he Fund may invest without limitation in securities of non-U.S. issuers, including issuers in emerging markets.” The Fund has added the requested risk disclosure to the cover page of the Prospectus.

9.            Disclose that the Fund will be subject to risks associated with investment in below investment grade securities on the cover page of the Prospectus. Will the Fund invest in below investment grade securities in the lower rating categories, including distressed or defaulted securities? If so, disclose that fact along with the associated risks on the cover page of the Prospectus.

The Fund may invest in below investment grade securities and may invest in below investment grade securities in the lower rating categories. Specifically, the Fund notes that, as disclosed under “Investment objective and policies—Investment Policies,” under normal market conditions, the Fund may invest up to 25% of its Managed Assets in credit securities that are, at the time of investment, rated Caa1 or below by Moody’s or CCC+ or below by S&P or Fitch or, or that are unrated but determined by the Adviser to be of comparable quality; provided, however, that Fund may invest in mortgage backed securities without limitation as to credit quality. Such lower rated securities may include distressed or defaulted securities. The Fund notes that the Prospectus includes disclosure regarding such securities under the heading “The Fund’s Investments—Credit Securities—Distressed and Defaulted Securities.” The Fund also includes disclosure regarding the risks of lower rated securities under the headings “Risks—Below-Investment Grade Securities Risk,” the last paragraph of which specifically addresses lower rated securities, and “Risks—Distressed and Defaulted Securities Risk.” As requested, the Fund has added additional risk disclosure to the cover page of the Prospectus.

10.          Describe the relevant characteristics of the credit securities in which the Fund may invest. For example, will the Fund invest in fixed or variable rate securities?

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April 16, 2013

The Fund has added the requested disclosure to the Prospectus Summary and to the body of the Prospectus under the heading “The Fund’s Investments—Credit Securities.”

11.          Please confirm supplementally that all principal investment strategies and risks of the Fund are described. If not, revise disclosure accordingly.

As noted in response to comment #3 above, the Fund supplementally confirms to the staff that, as required by Item 8(2) of Form N-2, all “types of securities” and the “significant investment practices or techniques” that the Fund currently anticipates investing in or employing are described in the Registration Statement and, as required by Item 8(3) of Form N-2, the “principal risk factors associated with investment in the Registrant specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Registrant’s” are described in the Registration Statement.

12.          Disclose whether the Fund may utilize derivatives for speculative purposes.

The Fund notes that under “Risks—Derivatives Risk” the Fund discloses that the Fund “may engage in various derivatives transaction for hedging and risk management purposes, to facilitate portfolio management and to earn income or enhance total return. The use of derivatives transactions to earn income or enhance total return may be particularly speculative.” (emphasis added) The Fund has added this disclosure under the heading “The Fund’s Investments—Derivatives Transactions” and in the corresponding disclosure in the Prospectus Summary.

13.          Disclose the percentage of the Fund’s assets that may be invested in derivative transactions.

As discussed in the Fund’s prior response letter, dated March 11, 2013, the Fund respectfully notes that disclosure under heading “The Fund’s Investments—Derivative Transactions” states that “[t]he Fund has not adopted a maximum percentage limit with respect to derivative transactions. However, the Board of Trustees will receive regular reports from the Adviser regarding the Fund’s use of derivative instruments and the effect of derivative transactions on the management of the Fund’s portfolio and the performance of the Fund.” The Fund has added disclosure that the Fund has not adopted a maximum percentage limit with respect to derivatives transactions to the Prospectus Summary as appropriate. The Fund also notes that the Statement of Additional Information discloses that the Fund’s use of derivatives may be limited by the requirements of the commodity pool operator exemption set forth in CFTC Rule 4.5.

14.          Inasmuch as the Fund intends to use derivative instruments as part of its strategy, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to

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Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

In drafting the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

15.          Disclosure states that the Fund may engage in total return swap transactions. When the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to total return swaps, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of total return swaps and derivatives in general.

16.          The Fund states that to the extent that the Fund invests in other investment companies that invest primarily in credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s 80% policy. Revise this policy to include only those investment companies that themselves have a policy of investing at least 80% of their asset in credit securities for purposes of applying the Fund’s 80% policy.

The Fund has revised its policy regarding investments in other investment companies as requested.

17.          If applicable, please disclose that the Fund may invest in hedge funds and discuss all related risks of investing in such funds. If the Fund intends to invest in hedge funds, explain how the Fund intends to treat such funds for purposes of the Fund’s 80% policy.

As noted in the Fund’s prior response letter, dated March 11, 2013, the Fund has no present intent to invest in hedge funds. The Fund has revised disclosure regarding its investment in other investment companies to avoid any inference that the Fund intends to invest in hedge funds.

18.          When the Fund discusses the potential benefits of leverage (for example, “the Adviser anticipates that the use of Financial Leverage will result in higher income to Common Shareholders over time”), such statements should be accompanied by discussion of the possible downsides of the use of leverage.

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The Fund notes that the above referenced statements regarding the potential benefits of leverage are accompanied by a statement that “Use of Financial Leverage creates an opportunity for increased income and capital appreciation but, at the same time, creates special risks. The costs associated with the issuance and use of Financial Leverage will be borne by the Common Shareholders. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.” Nonetheless, the Fund has added additional disclosure regarding the potential downsides of the use of leverage, as well as a cross reference to “Risks—Leverage Risks,” which discusses the risks of associated with the use of leverage in more detail.

19.          Under the heading “Prospectus Summary—The Offering,” the Fund states that “[t]he Investment Adviser has agreed to pay (i) all of the Fund’s organizational costs and (ii) offerings costs of the Fund (other than sales load) that exceed $0.050 per common share sold in the offering, including pursuant to the over-allotment option.” Revise disclosure throughout the Prospectus to clarify that offering costs borne by Common Shareholders will be limited to $0.050 per share.

The Fund has revised disclosure as requested.

20.          Please retitle the section “Strategic Transactions” as “Derivatives Transactions” and make corresponding changes to the disclosure in that section.

The Fund has made the requested revisions

21.          In discussing the Fund’s temporary defensive investments, explain or provide examples of when the Adviser may believe that a temporary defensive position is warranted.

The Fund has added the requested disclosure in the body of the Prospectus under the heading “The Fund’s Investments—Temporary Defensive Investments.”

22.          If the Fund’s distributions to shareholders could include return of capital, include appropriate disclosure.

While the Fund does not intend to regularly return capital to Common Shareholders, it is possible that from time to time a portion of the Fund’s distributions could consist of return of capital. The Fund notes that in the body of the Prospectus, under the heading “Distributions,” the Fund includes disclosure regarding return of capital. Specifically, the Fund states:

Because of the nature of the Fund’s investments and changes in market conditions from time to time, the distributions paid by the Fund for any particular month may be more or less than the amount of net investment income from that monthly period. As a result, all or a portion of a distribution may be a return of capital, which is in effect a partial return of the amount a Common Shareholder invested in the Fund.

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If the Fund’s total distributions in any year exceed the amount of its investment company taxable income and net capital gain for the year, any such excess would generally be characterized as a return of capital for U.S. federal income tax purposes. For example, because of the nature of the Fund’s investments, the Fund may distribute net short-term capital gains early in the calendar year, but incur net short-term capital losses later in the year, thereby offsetting the short-term net capital gains for which distributions have already been made by the Fund. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gain would generally be treated as a tax-free return of capital up to the amount of the Common Shareholder’s tax basis in their Common Shares, which would reduce such tax basis, with any amounts exceeding such basis treated as a gain from the sale of their Common Shares. Consequently, although a return of capital may not be taxable, it will generally increase the Common Shareholder’s potential gain, or reduce the Common Shareholder’s potential loss, on any subsequent sale or other disposition of Common Shares.

23.          Under the heading “Risks—Investment and Market Risks” the Fund notes that an investment in the Fund is subject to investment risk, “including the possible loss of the entire principal amount that you invest.” Add disclosure regarding this risk to the cover page of the Prospectus.

The Fund has added the requested disclosure.

24.          Under “Risks—Credit Securities Risks—Liquidity Risk,” clarify what securities in which the Fund may invest in may be illiquid and the risks associated with such securities?

The Fund has added additional disclosure under the heading “Risks—Credit Securities Risks—Liquidity Risk” and “The Fund’s Investments—Unregistered, Restricted and Illiquid Securities” regarding the Fund’s investments in illiquid securities.

25.          Provide supplementally to the staff a copy of the Fund’s valuation policies.

A copy of the Fund’s valuation policies has been provided to the staff.

26.          In the Fund’s prior response letter, dated March 11, 2013, the Fund noted that: “The Fund’s investment sub-adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and all factors that the investment sub-adviser deems relevant; however, as noted in the Prospectus the Fund may hold securities of any duration or maturity. Any decisions as to the targeted duration or maturity of any particular category of investments or of the Fund’s portfolio generally will be made based on all pertinent market factors at any given type.” Add disclosure to this effect to the Prospectus.

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The Fund has added the requested disclosure.

27.          Confirm supplementally that the Fund has no intention to issue preferred shares in the first twelve months following the completion of the Fund’s initial public offering.

The Fund hereby confirms that the Fund has no intention to issue preferred shares in the first twelve months following the completion of the Fund’s initial public offering.

28.          Under “Risks—Short Sales Risk” discuss in greater detail the Fund’s use of short sales, including the costs associated with these sales. Please confirm that the “Other Expenses” line item to the fee table includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, if the cost of short sales will constitute a material expense of the Fund, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short. A footnote appended to the line item should explain why the Fund pays these expenses. Please disclose the Fund’s policy on the amount it may sell short or, if none, that it has no limits on the amount it may sell short and the corresponding risks.

As discussed in the Fund’s prior response letter, dated March 11, 2013, the Fund notes that additional disclosure regarding the Fund’s use of short sales, including the percentage limits on short sales by the Fund, is disclosed in the body of the Prospectus under “The Fund’s Investments—Certain Other Investment Practices—Short Sales.” Nonetheless, the Fund has added disclosure to the corresponding risk factor regarding the costs associated with short sales.

While the Fund retains the flexibility to engage in short sales such that the market value of all securities sold short will not exceed 25% of the value of the Fund’s total assets, the Fund has no present intention to engage in short sales as a principal strategy of the Fund. Therefore, in estimating the Fund’s operating expenses based on estimates for the Fund’s first year of operations, in accordance with Instruction 6 to Item 3 of Form N-2, the Fund’s expenses do not include any expenses attributable to short sales.

29.          Include disclosure under the heading “Risks—Securities Lending Risk” of the maximum percentage of the Fund’s assets that may be subject to securities lending.

The Fund respectfully notes that under the heading “The Fund’s Investments—Certain Other Investment Practices—Loans of Portfolio Securities” the Fund discloses that “no loan will cause the value of all loaned securities to exceed 33⅓% of the value of the Fund’s total assets.” The Fund generally includes disclosure of percentage policies applicable to particular portfolio investments under the appropriate sub-heading under “The Fund’s Investments” and does not repeat those percentage limitations under the corresponding risk factor.

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30.          Under the heading “Summary of Fund Expenses” delete the second expense table.

The Fund respectfully submits that the expense table presenting the Fund’s annual expenses as a percentage of net assets attributable to Common Shares, assuming no leverage is used, is presented as part of footnote 8, using different font and formatting, to ensure that investors do not confuse it with the fee table presented in the text. The Fund respectfully notes that it is common practice for closed-end funds that intend to utilize leverage following the completion of the Fund’s initial public offering to disclose in a footnote a version of the expense table that would apply before the incurrence of such leverage.

31.          Conform the 80% policy where it is stated in the body of the Prospectus to match the Prospectus Summary.

The Fund confirms that the 80% policy is expressed consistently throughout the Prospectus.

32.          Set forth disclosure regarding debtor-in-possession loans under a separate sub-heading under “The Fund’s Investments” and disclose the risks associated with such loans.

The Fund has made the revisions requested and added the requested disclosure.

33.          If the Fund may invest in real estate investment trusts (“REITs”), describe all types of REITs in which the Fund may invest and the associated risks. Will the Fund invest in private REITs?

The Fund may invest in REITs. The Fund notes that the Prospectus includes disclosure regarding mortgage REITs under “The Fund’s Investments—Mortgage Backed Securities—Mortgage REITs.” The Fund discusses the risks associated with investments in Mortgage REITs under the heading “Risks—Real Estate Risk.” Investments in other types of REITs are not principal strategies of the Fund and are not part of the Fund’s 80% policy. Such other types of REITs are therefore discussed in the Statement of Additional Information. While the Fund may invest in securities of private issuers, the Fund has no present intention to invest in private REITs.

34.          Confirm that the Fund’s investment of up to 20% of its assets in equity securities would not be included under the Fund’s 80% policy. Disclose all types of equity securities in which the Fund may invest and the risks associated therewith.

The Fund confirms that while the Fund may invest up to 20% of its assets in common equity securities, such investments would not be included in the Fund’s 80% policy, as such common equity securities would not be “credit securities” as defined in the Fund’s 80% policy. The Fund notes that convertible securities and preferred securities are explicitly listed as types of credit securities in which the Fund may invest, such securities would not be included within the Fund’s 20%

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                             limit for common equity securities and would be included for purposes of the Fund’s 80% policy. The Fund has revised disclosure as requested.

35.          Disclose all investment funds in which the Fund may invest and the associated risks.

The Fund has revised disclosure as requested. As noted in the response to Comment #17 above, the Fund has revised disclosure regarding its investment in other investment companies to avoid any inference that the Fund intends to invest in hedge funds.

36.          Under the heading “Use of Leverage—Reverse Repurchase Agreements and Dollar Roll Transactions,” we note that the maximum permitted leverage is currently blank and note that we may have additional comments once that information is disclosed.

The Fund notes the comment.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman